UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69777

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2025__ AND ENDING __03/31/2026__
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Calamar Financial Group, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3949 Forest Parkway, Suite 300__
(No. and Street)

__Wheatfield__	__NY__	__14120__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Elizabeth Attanasio__	__212-668-8700__	__eattanasio@acisecure.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Sanville & Company LLC__
(Name – if individual, state last, first, and middle name)

__2617 Huntingdon Pike__	__Huntingdon Valley__	__PA__	__19006__
(Address)	(City)	(State)	(Zip Code)

__09/18/2003__	__169__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Damon Wojciechowski</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Builder Advisor Group, LLC</u>, as of <u>03/31</u>, 2 <u>026</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Damon Wojciechowski_

Title: Managing Partner, General Securities Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Calamar Financial Group, LLC

Financial Statement

For the period from April 1, 2025, to March 31, 2026

With Report of an Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Calamar Financial Group, LLC

Table of Contents



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Calamar Financial Group, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Calamar Financial Group, LLC (the Company) as of March 31, 2026, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has operated with recurring losses and related negative operating cash flows. This condition raises substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued. Management's plans to mitigate this doubt include providing additional capital as needed to fund operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2026.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
June 5, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Calamar Financial Group, LLC

Statement of Financial Condition
As of March 31, 2026

<u>Assets</u>

Cash	$	87,823
Accounts Receivable		151,286
Due from Reps		15,969
Other assets		14,271
Total assets	$	269,349

<u>Liabilities and Member's Equity</u>

Liabilities:

Commissions payable		104,054
Accounts payable and accrued expenses		39,145
Due from parent		3,379
Total liabilities		146,578
Member's equity		122,771
Total liabilities and member's equity	$	269,349

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statement

1. Organization and Description of Business:

Nature of Business:
Calamar Financial Group, LLC (the "Company") was founded on February 2, 2016, as a Delaware limited liability company. It operates as a wholly owned subsidiary of Calamar Capital Network, LLC (the "Parent"), and is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). The company is also a member of FINRA and SIPC. It is authorized to engage in activities such as retailing mutual funds, acting as a broker or dealer in selling variable life insurance and annuities, and private placements.

Note 2 - Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statement has been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"), as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates:
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amount of revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentration of Credit Risk:
Cash and cash equivalents consist of deposit accounts at one bank. Bank deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk on amounts held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. As of March 31, 2026, the Company's cash balance at the bank did not exceed the insured limits.

Accounts Receivable and Allowance for Expected Credit Losses:
The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, "Financial Instruments – Credit Losses (ASC 326)". ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee and general receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection.

For the fiscal year ended March 31, 2026, there was a direct write-off of $22,386, which was classified as bad debt in the Statement of Operations. As of March 31, 2026, the Company did not record an allowance for doubtful accounts.

2. Summary of Significant Accounting Policies, Continued:

Fair Value Measurements:
The Company follows the guidance in FASB ASC 820, "Fair Value Measurement". Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities based on the order of liquidity of the inputs used to value the investments into a three-level fair value hierarchy.

The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [level 1] and the lowest order of liquidity to unobservable inputs [level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments.

As of March 31, 2026, the Company didn't hold any securities.

Income Taxes:
The Company is organized as a limited liability company and is treated as a partnership for federal and applicable state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level. In accordance with ASC 740, "Income Taxes", no provision for income taxes has been recorded in the accompanying financial statements. Taxable income or loss is allocated to the members in accordance with the Company's operating agreement, and the members are responsible for any income taxes related to such allocations.

At March 31, 2026, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Government and Other Regulation:
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note 2 - Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under those provisions. Additionally, the Company is required to maintain a net capital ratio (the ratio of aggregate indebtedness to net capital) of no more than 15:1. As of March 31, 2026, the Company had net capital of $42,873, which was $32,939 above its required minimum net capital of $9,934. The Company's ratio of aggregate indebtedness to net capital was 3 to 1 as of March 31, 2026.

Note 3 - Related-Party Transactions

The Company is a party to an expense-sharing agreement with its Parent, Calamar Capital Network, LLC. Pursuant to the agreement, certain overhead expenses — including occupancy, shared compensation and benefits, utilities, and other operating expenses — are allocated between the entities based on a predetermined fixed percentage of actual costs incurred. For the period ended March 31, 2026, the Company's allocated share of these expenses totaled $36,102 (shared compensation and benefits $21,228, occupancy $9,600, other operating expenses $4,074, and utilities $1,200).

In addition, the Company periodically pays certain expenses on behalf of the Parent using the Company's credit card. All intercompany transactions, including expense allocations and credit-card advances, are settled on a net basis in accordance with the agreement. The Company paid $36,400 in reimbursable expenses.

As of March 31, 2026, after giving effect to all settlements under the expense-sharing agreement, the Company had a net payable to the Parent of $3,379, which is classified as "due to Parent" (or "due to affiliate") in the accompanying Statement of Financial Condition. The balance is non-interest bearing and is settled in the normal course of business.

The Company also received $10,000 in the form of capital contributions from its Parent during the fiscal year 2026.

The Company entered into a revenue agreement with a related-party hedge fund, Calamar Lifestyle Senior Housing Fund II, LLC, to market the fund, which is under common ownership. The revenue received from the affiliate for the period ended March 31, 2025, was $8,000. As of March 31, 2026, the affiliate owed the Company $0.

Note 4 - Segment Reporting:

The Company follows ASC 280, "Segment Reporting", which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the nature of business and summary of significant accounting policies.

The segment revenue and significant expenses are included in the Company's statement of operations. The measurement of segment assets is reported on the statement of financial condition as total assets.

Note 5 - Commitments and Contingencies:

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Note 6 - Going Concern:

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statements in future periods. The Company has operated with recurring losses and related negative operating cash flows. The Parent Company is committed to providing adequate capitalization through March 31, 2026, and liquidity to ensure the Company's business operations are Net Capital compliant.

Note 7. Subsequent Events:

The Company has evaluated whether any events or transactions occurred after the date of the financial statements through June 2, 2026, the date the financial statements were available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statements.